SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K



(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended        December 31, 1995
                                  ------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                     to
                                       ---------------------  ------------------

Commission file number      1-82
                      ---------------



                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------








                            PHELPS DODGE CORPORATION
                            ------------------------



                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3014

                                   SIGNATURES
                                   ----------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                          PHELPS DODGE EMPLOYEE SAVINGS PLAN



Date:     June 21, 1996                   By:___________________________________
     ------------------------                  John C. Replogle, Chairman
                                               Benefits Administration Committee

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------

                 FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
                 -----------------------------------------------


                                      * * *


                           DECEMBER 31, 1995 AND 1994
                           --------------------------

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------


                                      INDEX
                                      -----



                                                                            Page
                                                                            ----

Report of Independent Accountants                                              5

Statement of Net Assets Available For Benefits, with Fund Information        6-7

Statement of Changes in Net Assets Available for Benefits, with Fund
Information                                                                 8-10

Notes to Financial Statements                                              11-16

Additional Information:*

         I.     Schedule of Assets Held for Investment Purposes
                at December 31, 1995                                          17

         II.    Schedule of Reportable Transactions                           18







* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 10, 1996


To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Phoenix, Arizona
June 10, 1996

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
      ---------------------------------------------------------------------

                                DECEMBER 31, 1995
                                -----------------
                                 (in thousands)

                                                                                      PHELPS    OCCIDENTAL
                                                                                       DODGE     PETROLEUM
                                      MONEY   INTEREST        EQUITY        GROWTH    COMMON        COMMON
                                     MARKET     INCOME        INCOME         STOCK     STOCK         STOCK       LOAN
                   ASSETS              FUND       FUND          FUND          FUND      FUND          FUND       FUND      TOTAL
                   ------
                                 ------------------------------------------------------------------------------------------------
Investments, at Current
Value (cost basis $194,125):

  Common Stocks                                                                      $42,165          $247              $ 42,412

  Mutual Funds                      $24,526                  $37,218       $63,762                                       125,506

  Guaranteed Investment
  Contracts                                    $46,023                                                                    46,023


  Loans to Participants                                                                                       $12,790     12,790
                                    -------    -------       -------       -------   -------       -------    -------   --------

                                     24,526     46,023        37,218        63,762    42,165           247     12,790    226,731
                                    -------    -------       -------       -------   -------       -------    -------   --------

Receivables:

  Loan Repayments                        63         92            64           106        64                    (389)          0

  Employee Contributions                133        202           180           320       200                               1,035

  Employer Contributions              1,194      1,651         1,684         2,692     1,536                               8,757
                                    -------    -------       -------       -------   -------       -------    -------   --------
                                      1,390      1,945         1,928         3,118     1,800                    (389)      9,792
                                    -------    -------       -------       -------   -------       -------    -------   --------

Net Assets Available for            $25,916    $47,968       $39,146       $66,880   $43,965       $   247    $12,401   $236,523
Benefits                            =======    =======       =======       =======   =======       =======    =======   ========

                 See Accompanying Notes to Financial Statements

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
      ---------------------------------------------------------------------

                                DECEMBER 31, 1994
                                -----------------
                                 (in thousands)

                                                                                   PHELPS   OCCIDENTAL
                                                                                    DODGE    PETROLEUM
                                       MONEY    INTEREST     EQUITY    GROWTH      COMMON       COMMON
                                      MARKET      INCOME     INCOME     STOCK       STOCK        STOCK       LOAN
                   ASSETS               FUND        FUND       FUND      FUND        FUND         FUND       FUND           TOTAL
                   ------
                                  ------------------------------------------------------------------------------------------------
Investments, at Current
Value (cost basis $165,321):
  Common Stocks                                                                   $37,644         $278                  $ 37,922
  Mutual Funds                       $21,237                $26,095   $42,660                                             89,992
  Guaranteed Investment
  Contracts
                                                 $42,151                                                                  42,151

  Loans to Participants                                                                                   $10,944         10,944
                                     -------     -------    -------   -------     -------      -------    -------       --------
                                      21,237      42,151     26,095    42,660      37,644          278     10,944        181,009
                                     -------     -------    -------   -------     -------      -------    -------       --------
Receivables:
  Employee Contributions                 163         265        194       319         206                                  1,147
  Employer Contributions               1,280       1,887      1,536     2,402       1,575                                  8,680
                                     -------     -------    -------   -------     -------      -------    -------       --------
                                       1,443       2,152      1,730     2,721       1,781           --         --          9,827
                                     -------     -------    -------   -------     -------      -------    -------       --------
 Total Assets                         22,680      44,303     27,825    45,381      39,425          278     10,944        190,836
                                     -------     -------    -------   -------     -------      -------    -------       --------
                 LIABILITIES
                 -----------
Accrued Liabilities                     (241)       (239)       (66)     (167)       (279)                    (34)        (1,026)
                                     -------     -------    -------   -------     -------      -------    -------       --------
Net Assets Available for
Benefits                             $22,439     $44,064    $27,759   $45,214     $39,146      $   278    $10,910       $189,810
                                     =======     =======    =======   =======     =======      =======    =======       ========

                 See Accompanying Notes to Financial Statements

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
- --------------------------------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 1995
                          ----------------------------
                                 (in thousands)

                                                                                      PHELPS   OCCIDENTAL
                                                                                       DODGE    PETROLEUM
                                       MONEY     INTEREST      EQUITY     GROWTH      COMMON       COMMON
                                      MARKET       INCOME      INCOME      STOCK       STOCK        STOCK        LOAN
                                        FUND         FUND        FUND       FUND        FUND         FUND        FUND        TOTAL
                                   ------------------------------------------------------------------------------------------------
Additions to Net Assets
  Attributed to:
Investment Income:
  Realized Gains (Losses) on
   Investments                                              $     357  $     869   $     (67)   $       3                $   1,162
  Change in Unrealized
   Appreciation (Depreciation)                                  6,297     12,045         814           24                   19,180
  Dividends                        $   1,300                    2,142      3,689       1,188           12                    8,331
  Interest                                 8    $   2,438           2          4          14                $     956        3,422
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
                                       1,308        2,438       8,798     16,607       1,949           39         956       32,095
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
Contributions:
  Employee                             1,733        2,766       2,219      3,775       2,477                                12,970
  Employer                             1,760        2,547       2,380      3,826       2,277                                12,790
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
                                       3,493        5,313       4,599      7,601       4,754                                25,760
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
 Total Additions                       4,801        7,751      13,397     24,208       6,703           39         956       57,855
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
Deductions from Net Assets
  Attributed to:
Distributions to Participants
  and Beneficiaries                   (1,770)      (2,336)     (2,270)    (2,512)     (2,056)         (16)       (150)     (11,110)
Other Charges, Net                        39            1          (6)        (4)        (28)         (13)        (21)         (32)
Loans to Participants, Net of
  Repayments                             (60)         (99)        (66)      (268)       (213)                     706            0
Fund Exchanges, Net                      467       (1,413)        332        242         413          (41)                       0
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
 Total Deductions                     (1,324)      (3,847)     (2,010)    (2,542)     (1,884)         (70)        535      (11,142)
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
Increase (Decrease) in Net
  Assets During the Year               3,477        3,904      11,387     21,666       4,819          (31)      1,491       46,713
Net Assets Available for Benefits:
    Beginning of Year                 22,439       44,064      27,759     45,214      39,146          278      10,910      189,810
                                   ---------    ---------   ---------  ---------   ---------    ---------   ---------    ---------
    End of Year                    $  25,916    $  47,968   $  39,146  $  66,880   $  43,965          247   $  12,401    $ 236,523
                                   =========    =========   =========  =========   =========    =========   =========    =========

                 See Accompanying Notes to Financial Statements

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
- --------------------------------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 1994
                          ----------------------------
                                 (in thousands)

                                                                                        PHELPS    OCCIDENTAL
                                                                                         DODGE     PETROLEUM
                                         MONEY    INTEREST      EQUITY      GROWTH      COMMON        COMMON
                                        MARKET      INCOME      INCOME       STOCK       STOCK         STOCK     LOAN
                                          FUND        FUND        FUND        FUND        FUND          FUND     FUND        TOTAL
                                     ----------------------------------------------------------------------------------------------
Additions to Net Assets
  Attributed to:
Investment Income:
  Realized Gains (Losses) on
    Investments                                                 $  (89)     $ (139)    $   565        $    7              $    344
  Change in Unrealized
    Appreciation (Depreciation)                                 (2,329)     (2,389)      6,653            31                 1,966
  Dividends                            $   813                   2,444       1,667         938            15                 5,877
  Interest                                   1     $ 2,743           1           1           7                  $ 802        3,555
                                       -------     -------     -------     -------     -------        ------  -------     --------
                                           814       2,743          27       (860)       8,163            53      802       11,742
                                       -------     -------     -------     -------     -------        ------  -------     --------
Contributions:
  Employee                               1,626       2,902       2,036       3,466       1,844                              11,874
  Employer                               1,848       2,836       2,171       3,470       2,134                              12,459
                                       -------     -------     -------     -------     -------        ------  -------     --------
                                         3,474       5,738       4,207       6,936       3,978            --       --       24,333
                                       -------     -------     -------     -------     -------        ------  -------     --------
Transfer of Hourly Plan Assets              33                       4           7           7                      6           57
                                       -------     -------     -------     -------     -------        ------  -------     --------
Total Additions                          4,321       8,481       4,238       6,083      12,148            53      808       36,132
                                       -------     -------     -------     -------     -------        ------  -------     --------
Deductions from Net Assets
  Attributed to:
Distributions to Participants
  and Beneficiaries                     (2,381)     (3,216)     (1,460)     (1,883)     (1,823)          (41)    (524)     (11,328)
Other Charges, Net                           2           7           3           4           1           (16)     (30)         (29)
Loans to Participants, Net of
  Repayments                              (379)       (450)       (289)       (481)       (611)                 2,210            0
Fund Exchanges, Net                     (1,294)     (1,065)        652        (162)      1,869                                   0
                                       -------     -------     -------     -------     -------        ------  -------     --------
Total Deductions                        (4,052)     (4,724)     (1,094)     (2,522)       (564)          (57)   1,656      (11,357)
                                       -------     -------     -------     -------     -------        ------  -------     --------
Increase (Decrease) in Net
  Assets During the Year                   269       3,757       3,144       3,561      11,584            (4)   2,464       24,775
Net Assets Available for
Benefits:
  Beginning of Year                     22,170      40,307      24,615      41,653      27,562           282    8,446      165,035
                                       -------     -------     -------     -------     -------        ------  -------     --------
  End of Year                          $22,439     $44,064     $27,759     $45,214     $39,146        $  278  $10,910     $189,810
                                       =======     =======     =======     =======     ========       =======  =======     ========

                 See Accompanying Notes to Financial Statements

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
- --------------------------------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 1993
                          ----------------------------
                                 (in thousands)

                                                                                   PHELPS     OCCIDENTAL
                                                                                    DODGE      PETROLEUM
                                     MONEY    INTEREST      EQUITY      GROWTH     COMMON         COMMON
                                    MARKET      INCOME      INCOME       STOCK      STOCK          STOCK        LOAN
                                      FUND        FUND        FUND        FUND       FUND           FUND        FUND        TOTAL
                              ----------------------------------------------------------------------------------------------------
Additions to Net Assets
  Attributed to:
Investment Income:
  Realized Gains (Losses)
   on Investments                                        $     189   $     332    $  (304)       $    45                 $    262
  Change in Unrealized
   Appreciation (Depreciation)                               2,758       3,394        356             (9)                   6,499
  Dividends                        $   603                     808       3,658        890             21                    5,980
  Interest                               2     $ 2,917           1           2          5             55     $   635        3,617
                                   -------     -------     -------     -------    -------        -------     -------     --------
                                       605       2,917       3,756       7,386        947            112         635       16,358
                                   -------     -------     -------     -------    -------        -------     -------     --------
Contributions:
  Employee                           1,862       3,034       1,721       2,933      1,828                                  11,378
  Employer                           1,809       2,968       1,947       3,156      1,722                                  11,602
                                   -------     -------     -------     -------    -------        -------     -------     --------
                                     3,671       6,002       3,668       6,089      3,550             --          --       22,980
                                   -------     -------     -------     -------    -------        -------     -------     --------
Transfer of Hourly Plan Assets                      54           6           2                                    15           77
                                   -------     -------     -------     -------    -------        -------     -------     --------
Total Additions                      4,276       8,973       7,430      13,477      4,497            112         650       39,415
                                   -------     -------     -------     -------    -------        -------     -------     --------
Deductions from Net Assets
  Attributed to:
Distribution to Participants
  and Beneficiaries                 (2,590)     (5,042)     (1,587)     (2,501)    (2,135)          (169)       (204)     (14,228)
Other Charges, Net                      17          13         (22)        (27)       (19)           (72)         (4)        (114)
Loans to Participants,
  Net of Repayments                   (499)       (498)       (215)       (307)      (198)                     1,717            0
Fund Exchanges, Net                 (1,353)     (1,344)      1,910         878        (53)           (38)                       0
                                   -------     -------     -------     -------    -------        -------     -------     --------
Total Deductions                    (4,425)     (6,871)         86      (1,957)    (2,405)          (279)      1,509      (14,342)
                                   -------     -------     -------     -------    -------        -------     -------     --------
Increase (Decrease) in Net
  Assets During the Year              (149)      2,102       7,516      11,520      2,092           (167)      2,159       25,073
Net Assets Available for
Benefits:
  Beginning of Year                 22,319      38,205      17,099      30,133     25,470            449       6,287      139,962
                                   -------     -------     -------     -------    -------        -------     -------     --------
  End of Year                      $22,170     $40,307     $24,615     $41,653    $27,562        $   282     $ 8,446     $165,035
                                   =======     =======     =======     =======    =======        =======     =======     ========

                 See Accompanying Notes to Financial Statements

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - DESCRIPTION OF PLAN
- ----------------------------

a.       General:
         --------

         The Phelps Dodge Corporation Savings and Deferred Profit Sharing Plan (the Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). Hourly employees became eligible for the savings feature of the Plan on April 1, 1989. Subsequently, the Plan name was changed to Phelps Dodge Employee Savings Plan.

         The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

b.       Administration:
         ---------------

         The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of six employees of the Corporation who are appointed by the Corporation's Board of Directors.

         Plan assets are held by a trust (the Trust) administered by M & I Marshall and Ilsley Trust Company of Arizona (the Trustee). Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan are currently paid by the Corporation.

c.       Investment Options:
         -------------------

         The Trust is comprised of the following investment funds:

         Money Market Fund - high quality, short-term cash instruments including certificates of deposit and U.S. Treasury bills issued by banks, corporations and the U.S. government or its agencies.

         Interest Income Fund - high quality government, corporate and mortgage backed debt and other fixed income securities with returns evened out by the fund's structure and design.

         Equity Income Fund - income-producing stocks with demonstrated higher returns than the overall market; a portion may be invested in bonds or other fixed income securities, especially those convertible to stocks.

         Growth Stock Fund - primarily invests in stocks of mid-sized companies whose stock is expected to grow faster than the overall market.

         Phelps Dodge Common Stock Fund - invests only in common stock of Phelps Dodge Corporation.

         In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

         Effective March 15, 1996, four new investment fund options were added.

         S&P 500 Index Fund - primarily stocks of the same companies as in the S&P 500 Index.

         Balanced Fund - a mix of stocks, U.S. Treasury bonds and money market cash instruments; its allocation of assets may shift substantially from time-to-time.

         International Equity Fund - invests in stocks of European and Pacific Basin companies and government securities of developed and developing countries.

         Small Cap Equity Fund - invests in a combination of small and mid-sized value and growth stocks.

d.       Contributions:
         --------------

         A profit sharing contribution made for certain salaried and Mercantile hourly employee participants by the Corporation (the Company Profit Sharing Contribution) for any year is limited to the lesser of 4% of consolidated net income of the Corporation or 7 1/2% of the aggregate eligible base pay of Participants and can be made only to the extent that it does not reduce consolidated net income below $.50 per common share for such year after provision for payment of preferred and preference share dividends. Profit sharing contributions, which are included in Employer contributions in the Statement of Changes in Net Assets Available for Benefits, With Fund Information, totalled $8,344,000 for 1995, $8,234,000 for 1994 and $7,478,000
for 1993.

         Participants were allowed to make voluntary contributions from 1% to 10% of their base pay on an after-tax basis (After-tax Contributions) to the Plan by payroll deduction from July 1, 1986 to March 31, 1989. Effective April 1, 1989, these voluntary After-tax Contributions were eliminated and Participants became eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 2% - 10% of their base pay before March 15, 1996 and 1% - 10% after that date. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50% of the first 5% of the base pay deferred. All contributions are invested in one or more of the investment funds available within the Plan as elected by participants. Participants are fully vested in their total account balance.

e.       Distributions:
         --------------

         Participants' interests in the Trust become distributable upon severance of their service with the Corporation or to their beneficiaries in the event of their death or, effective July 1, 1995, upon attaining age 59 1/2. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age

55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Distributions are generally made in cash, although distributions from the Phelps Dodge Common Stock Fund, Occidental Petroleum Stock Fund, Equity Income Fund, and Growth Stock Fund may also be made in kind. Effective March 15, 1996, cash distributions are based upon the market price of the funds within two days prior to the time of distribution. Previously, accounts were valued monthly and cash distributions were based on the market price of funds at the month-end prior to the time of distribution.

         Participants may withdraw their After-tax Contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals from employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals or distributions are made in accordance with procedures outlined in the Plan document.

f.       Loans:
         ------

         Participants may borrow amounts as provided in the Plan. Such loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. All loans bear the Trustee's prime interest rate plus 2% at the end of the month preceding the month in which the loan is applied for. Loans are repaid by payroll deductions and interest is credited to participants' accounts. The loans are secured by participants' previous contributions to the Plan.

g.       Plan Termination:
         -----------------

         The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- ----------------------------------------------------

         The financial statements of the Plan are prepared on the accrual basis of accounting. Plan investments, other than Guaranteed Investment Contracts, are presented at fair value. The fair values of common stock and mutual fund shares are valued based upon the closing market price on the valuation date. The Guaranteed Investment Contracts are valued based upon their respective face values plus accrued interest on the valuation date. Participant loans are valued at amounts advanced to participants less principal payments received.

         Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. Realized gains (losses) resulting from the sale of investments are based upon average carrying value. The change in unrealized appreciation (depreciation) is determined by comparison of average carrying value to current value. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and employee contributions are recognized on the accrual basis.

         Benefit obligations for persons who have withdrawn from participation in the Plan are as folows:

                                                       December 31, 1995
                                                   --------------------------
            Money Market Fund                                      $  85,000

            Interest Income Fund                                     151,000

            Equity Income Fund                                       288,000

            Growth Stock Fund                                        393,000

            Phelps Dodge Common Stock Fund                           173,000

            Loans                                                     72,000


These amounts are reflected as liablities in the Plan's Form 5500.

NOTE 3 - RELATED PARTY TRANSACTIONS:
- ------------------------------------

         The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                                    Year Ended December 31,
                                                    -----------------------
                                          1995                1994                 1993
                                   --------------------------------------------------------
                                                     (in thousands)
Cost of shares purchased                 $  9,973            $  8,605             $  6,705
Number of shares purchased                    170                 149                  143

Proceeds from shares sold                $  5,289            $  4,530             $  3,613
Number of shares sold                          86                  82                   80

Value of shares distributed              $    905            $    397             $  1,124
Number of shares distributed                   15                   7                   24


NOTE 4 - TAX STATUS:
- --------------------

         The Internal Revenue Service (IRS) has determined that the Plan in effect prior to July 1, 1986, met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Corporation believes that Plan amendments since that date will not change that status and, on March 31, 1995, filed for a redetermination by the IRS that the Plan, as amended, continues to satisfy such requirements. The determination letter request is pending with the IRS. Participants are not taxed currently on their share of Pretax, Company Matching or Company Profit Sharing Contributions to the Plan or on the income earned by the Trust.

NOTE 5 - PARTICIPATION IN THE PLAN:
- -----------------------------------

         The following is a summary of the number of Participants invested in the investment options offered by the Plan as of December 31, 1995:

Money Market Fund                                                          2,609
Interest Income Fund                                                       3,186
Equity Income Fund                                                         3,023
Growth Stock Fund                                                          3,717
Phelps Dodge Common Stock Fund                                             3,150
Occidental Petroleum Common Stock Fund                                        40
Loan Fund                                                                  2,195


NOTE 6 - REALIZED GAINS (LOSSES) ON INVESTMENTS:
- ------------------------------------------------

                                                                  Year Ended December 31, 1995
                                                                  ----------------------------
                                                                         (in thousands)
                                                                                             Realized
                                                                          Carrying              Gains
Investments:                                              Proceeds           Value           (Losses)
                                                          --------         -------            ------
          Phelps Dodge Common Stock                        $ 6,193         $ 6,260                (67)
          Mutual Funds and Other Common Stocks               8,100           6,871              1,229
                                                           -------         -------           --------
                                                           $14,293         $13,131           $  1,162
                                                           =======         =======           ========



                                                                  Year Ended December 31, 1994
                                                                  ----------------------------
                                                                         (in thousands)
                                                                                             Realized
                                                                          Carrying              Gains
Investments:                                               Proceeds          Value            (Losses)
                                                           --------         ------             ------
          Phelps Dodge Common Stock                         $ 4,927        $ 4,362           $    565
          Mutual Funds and Other Common Stocks                6,438          6,659               (221)
                                                            -------        -------           --------
                                                            $11,365        $11,021           $    344
                                                            =======        =======           ========



                                                                  Year Ended December 31, 1993
                                                                  ----------------------------
                                                                         (in thousands)
                                                                                             Realized
                                                                          Carrying              Gains
Investments:                                               Proceeds          Value            (Losses)
                                                           --------         ------             ------
          Phelps Dodge Common Stock                       $  4,738        $  5,042            $  (304)
          Mutual Funds and Other Common Stocks               4,947           4,381                566
                                                          --------        --------           --------
                                                          $  9,685        $  9,423            $   262
                                                          ========        ========            =======

NOTE 7 - INVESTMENT IN GUARANTEED INVESTMENT CONTRACTS:
- -------------------------------------------------------

         On August 12, 1994, Canadian and U.S. Government regulators took control of Confederation Life Insurance Company (Confederation). The Plan's Interest Income Fund assets include a Guaranteed Investment Contract (GIC) with Confederation. The GIC was purchased on March 20, 1991, with an 8.59% contract rate of interest, with interest paid annually on April 1 and principal payable at maturity, April 1, 1996. The carrying value of the GIC at the time of seizure was $5,354,886.

         The Plan has frozen the Confederation GIC and is currently not allowing any distributions, withdrawals, loans or elective investment transfers of this portion of the Interest Income Fund. The accrual of interest on the Confederation GIC was discontinued on the seizure date and the nonaccrual has resulted in approximately $458,000 and $191,000 of interest income not being recognized in Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the years ended December 31, 1995 and December 31, 1994 respectively.

         The Confederation GIC is included in the December 31, 1995 Statement of Net Assets Available for Benefits, With Fund Information at the carrying value as of the date of seizure. Based on currently available information, the Committee does not believe that any significant reduction in carrying value is likely to occur and, therefore, an impairment writedown is not necessary at this time.

                                                          ADDITIONAL INFORMATION
                       PHELPS DODGE EMPLOYEE SAVINGS PLAN             Schedule I
                       ----------------------------------
                              ITEM 27a FORM 5500 -
                              --------------------
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------
                                DECEMBER 31, 1995
                                -----------------
                                 (in thousands)

    NUMBER OF                                                                                                       CURRENT
     SHARES       DESCRIPTION OF INVESTMENT                                                          COST            VALUE
- ----------------------------------------------------------------------------------------------------------------------------
          24,526  MONEY MARKET FUND
                  Fidelity Government Money Market Portfolio                                      $ 24,526          $24,526

                  INTEREST INCOME FUND
           5,355  Confederation Life Insurance Company Guaranteed
                  Investment Contract, 8.59%, matures April 1,                                       5,355            5,355
                  1996

           3,069  Lincoln National Insurance Company                                                 3,069            3,069
                  Guaranteed Investment Contract, 8.02%
                  matures December 31, 1998

           2,757  Principal Mutual Insurance Company                                                 2,757            2,757
                  Guaranteed Investment Contract, 5.06%
                  matures  December 31, 1999

           3,474  Sun Life of Canada Insurance Company                                               3,474            3,474
                  Guaranteed Investment Contract, 5.74%
                  matures June 20, 2000

          23,053  Fidelity Short Term Interest Fund                                                 23,053           23,053
                  (includes Marshall Money Market Fund)
                  Commonwealth Life Mortgage
                  Backed Security GIC

           1,765  5.20%, matures March 25, 2000                                                      1,765            1,765
           1,790  5.20%, matures September 15, 2000                                                  1,790            1,790

                  Commonwealth Life Asset
                  Backed Security GIC
           1,518  7.04%, matures August 15, 1997                                                     1,518            1,518
           1,672  7.20%, matures May 31, 1999                                                        1,672            1,672
           1,570  5.20%, matures April 7, 1999                                                       1,570            1,570
                                                                                                     -----            -----
                  Total Interest Income Fund                                                        46,023           46,023

                  EQUITY INCOME FUND
             981  Fidelity Equity Income Fund                                                       29,292           37,218

                  GROWTH STOCK FUND
             741  Fidelity Magellan Fund                                                            50,374           63,762

                  PHELPS DODGE COMMON STOCK FUND*
             677  Phelps Dodge Corporation Common Stock                                             30,889           42,165

                  OCCIDENTAL PETROLEUM COMMON STOCK FUND
              11  Occidental Petroleum Company Common Stock                                            231              247

                  LOAN FUND
                  Loans to Participants
                  8% - 12.5%, maturing through June 2011                                            12,790           12,790
                                                                                                    ------           ------

                  TOTAL  INVESTMENTS                                                               194,125          226,731
                                                                                                   =======          =======

*Assets  indicated  by * are  invested  with  parties in  interest as defined by
Section 3(14) of ERISA.

                                                          ADDITIONAL INFORMATION
                       PHELPS DODGE EMPLOYEE SAVINGS PLAN            Schedule II
                       ----------------------------------            -----------
                              ITEM 27d FORM 5500 -
                              --------------------
                      SCHEDULE OF REPORTABLE TRANSACTIONS*
                      ------------------------------------
                          YEAR ENDED DECEMBER 31, 1995
                          ----------------------------
                                 (in thousands)

PARTY      DESCRIPTION              NUMBER OF      PURCHASE      SELLING    LEASE    EXPENSE     COST OF       CURRENT     NET GAIN
INVOLVED    OF ASSET              TRANSACTIONS      PRICE         PRICE     RENTAL   INCURRED     ASSET        VALUE ON    OR (LOSS)
                                                                                                             TRANSACTION
                                                                                                                 DATE
- ---------- -------------------------------------------------------------------------------------------------------------------------
     M&I   Interest Income Fund
             Purchases                 31        $9,407,122                                                   $9,407,122          --
             Sales                     24                     $5,504,299                        $5,504,299                        --
     M&I   Equity Income Fund
             Purchases                 45         7,604,576                                                    7,604,576          --
             Sales                     47                      3,057,396                         2,590,786                  $466,610
     M&I   Growth Stock Fund
             Purchases                 43        12,973,142                                                   12,973,142          --
             Sales                     55                      4,617,997                         3,724,443                   893,554
     M&I   Phelps Dodge Common
           Stock Fund
             Purchases                 37         9,972,838                                                    9,972,838          --
             Sales                     38                      5,288,886                         3,792,852                 1,496,034

*Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1995 as defined in Section 2520.103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.